October 29, 2013

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:  Jeffrey P. Riedler

Re:                             Theravance Biopharma, Inc.
Registration Statement on Form 10-12B
Filed August 1, 2013

Amendment No. 1 to Registration Statement on Form 10-12B
Filed September 27, 2013
File No. 001-36033

Dear Mr. Riedler:

On behalf of Theravance Biopharma, Inc. (“Theravance Biopharma” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 8, 2013 and further to the Company’s conversations with the Staff on October 16, 2013, October 17, 2013 and October 25, 2013, relating to the Company’s Registration Statement on Form 10-12B submitted on August 1, 2013 (the “Registration Statement”) and the Company’s Amendment No. 1 to the Registration Statement on Form 10-12B submitted on September 27, 2013 (“Amendment No. 1”).

On behalf of the Company, we are also electronically transmitting for submission an amended version of the Company’s Registration Statement on Form 10-12B (“Amendment No. 2”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 2 (against Amendment No. 1).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references in our responses correspond to the page of Amendment No. 2, as applicable.

Securities and Exchange Commission

October 29, 2013

Exhibit 99.1

Risk Factors

“The tax liability to Theravance as a result of the spin-off could be substantial,” page 19

1.             We note your response to prior comment 7.  Please include the range of your estimated fair market value as well as the amount of available net operating loss carryforwards in this risk factor.

In response to the Staff’s comment, the Company has revised its disclosure on pages 19-20 of Amendment No. 2 to disclose that Theravance’s available net operating loss carryforward at December 31, 2012 and its expected losses in 2013.  The Company has also disclosed Theravance’s expectations that its net operating loss carryforward and current projected losses will fully offset the U.S. federal income tax resulting from the gains it will realize in connection with the pre spin-off restructuring.  As a result of this expectation, the title of the risk factor has been changed to “The amount of Theravance’s net operating losses that will be used as a result of pre-spin-off restructuring is uncertain” and the disclosure in the risk factor has been changed. In light of the changed disclosure, the Company submits that disclosure of fair market values suggested by preliminary analyst reports is not necessary, nor appropriate.  Since the risk factor discloses Theravance’s expectation that its net operating loss carryforward and current projected losses will fully offset the U.S. federal income tax resulting from the gains it will realize in connection with the pre spin-off restructuring, the disclosure of estimated fair market values is no longer necessary for investors to assess the potential tax liability to Theravance.   The revised risk factor also discloses that Theravance “will be determining fair market values after the spin-off based in significant part on the trading prices of our shares following the spin-off.” Thus, disclosure of estimated fair market values prior to the spin-off would risk misleading investors as to the actual trading values of the Company’s stock after the spin-off, which values may be higher or lower than the range stated in the Company’s response to prior comment 7 (pursuant to the Company’s response letter submitted to the Staff on September 27, 2013).

The Spin-Off

Reasons for the Spin-Off, page 43

2.             We note your response to prior comments 14 and 15. Please include in your disclosure the information you have provided as to the reasons for the spin-off and the creation of the LLC.  Please expand the information you will include in the disclosure regarding the reasons for using the LLC to also explain:

•                  the third-party consents you believe you would have been required to obtain if you did not utilize the LLC structure and the reason(s) you opted not to do so;

•                  why, given that the LLC will be jointly owned by you and Theravance, you will have limited information rights and little if any ability to influence the affairs of the LLC; and

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October 29, 2013

•                  how you chose the products that would be contributed to the LLC.

In response to the Staff’s comment, the Company has revised its disclosure on page 48 of Amendment No. 2 to explain that, because the Company will not be an “Affiliate” of Theravance within the meaning of the GSK agreements following the spin-off, the GSK agreements limit the Company’s information rights and its ability to influence the business and affairs of the LLC. In addition, the Company has expanded its disclosure to explain that the confidentiality requirements of the GSK agreements assigned to the LLC limit the Company’s information rights and that as a result of the Company not having the ability to vote for the manager of the LLC and having only limited consent rights with respect to actions taken by the LLC, the Company has little, if any, ability to influence the business and affairs of the LLC.

In response to the Staff’s comment, the Company has revised its disclosure on page 48 of Amendment No. 2 to explain that the contribution of products to the LLC and the allocation of economic interests in the LLC was structured to grant the Company an economic interest in certain of the GSK-partnered drug programs in a manner that would comply with Theravance’s existing contractual and legal obligations, including its obligations under the GSK agreements and its indenture.

With regard to the Staff’s comment to explain “the third-party consents you believe you would have been required to obtain if you did not utilize the LLC structure and the reason(s) you opted not to do so,” the Company respectfully submits that such information is not relevant to shareholders, as the Company is pursuing the LLC structure and is not pursuing alternative structures.  The Company should not be obligated to explain and analyze hypothetical, alternative transaction structures that it chose not to pursue.  Such disclosures would not be meaningful to shareholders as the alternative structures are not being pursued and could result in confusion among shareholders as to what structure is being used.

Our Business

Program Highlights, page 64

3.             We note your response to prior comment 18.  While you are not a party to the GSK-agreements, your substantial beneficial interest in them means that they are material to you, pursuant to Item 601(b)(10)(i) of Regulation S-K.  As a result, we disagree with your conclusion that they do not need to be filed as exhibits and request that you do so.  With respect to the agreements with Alfa Wassermann, R-Pharm and Hikma, they appear to represent several of your material collaborations at this time.  Please revise your analysis to further explain why you are not substantially dependent upon them, particularly since the Astellas Pharma and Merck agreements have been terminated or, alternatively, file them as exhibits.  Please also include the payment provisions of the Hikma agreement in your disclosure.

In response to the Staff’s comment and pursuant to Rule 12b-32 promulgated under the Securities Exchange Act, the Company is incorporating the GSK agreements as exhibits to Amendment No. 2 by reference to exhibits filed by Theravance, Inc.  Also in response

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October 29, 2013

to the Staff’s comments, the Company has added disclosure on page 67 regarding the payment provisions of the Hikma Pharmaceuticals LLC (“Hikma”) agreement.

With regard to the agreements with Alfa Wassermann S.p.A (“Alfa Wassermann”), R-Pharm CJSC (“R-Pharm”) and Hikma, the Company has refined its analysis and provided further explanation below as to why the Company is not substantially dependent on those agreements.  Each of the agreements is a contract that ordinarily accompanies the kind of business to be conducted by the Company, but the Company’s business is not substantially dependent on any of the three agreements.  In this regard, the Company observes that the termination of agreements with Astellas Pharma and Merck does not necessarily result in the Company’s business becoming substantially dependent on the agreements with Alfa Wassermann, R-Pharm and Hikma.

Alfa Wassermann

The Research, Option, Development and Commercialization Agreement (the “AW Agreement”) with Alfa Wassermann involves a drug candidate known as velusetrag.  Velusetrag is still in early clinical development for the potential treatment of gastrointestinal disorders. The AW Agreement provides Alfa Wassermann with an option to license, develop and commercialize velusetrag in the European Union and several other foreign countries under certain circumstances, while the Company retains full rights to velusetrag in the U.S., Canada, Japan and certain other countries. Under the AW Agreement, Alfa Wassermann is funding a small clinical study in patients with gastroparesis that is expected to be completed in early 2014. Based on the results of this early study, Alfa Wassermann may elect to unilaterally terminate the AW Agreement.   However, if Alfa Wassermann and Theravance agree that the results from this study are positive, they are expected to then proceed to conduct a larger clinical study that is estimated to take two years to complete.  Based on the results of this second study, Alfa Wassermann may then exercise an option to formally license velusetrag for further development and potential commercialization. The fee due to Theravance upon Alfa Wassermann’s exercise of the option (following the results of this second study) is $10 million. If Alfa Wassermann does not exercise its option, the AW Agreement will terminate and Theravance will be free to continue to pursue development of velusetrag in the European Union alone or with another third party. The $10 million license option exercise fee is not large enough to be considered an amount on which the business of the Company is substantially dependent, especially in light of the Company’s 2012 operating expenses of nearly $140 million.  Furthermore, and importantly, the receipt of the option fee is contingent on two successful clinical trials, the second of which is not expected to be complete until late 2016 or early 2017.

If Alfa Wassermann were to pay the option fee and the program progresses beyond 2016, velusetrag would have to complete a large and complex multi-study Phase 3 clinical program, go through a regulatory approval process and, if approved, then be commercially launched before royalties would be generated.  The timeframe for all of these additional steps means that any revenue from potential sales of velusetrag, if approved, wouldn’t be received by the Company until 2018 or 2019 at the earliest.  If velusetrag is successfully developed and commercialized, the Company will be entitled to receive potential future contingent payments totaling up to $53.5 million, and royalties on net sales by Alfa Wassermann ranging from the low teens to

Securities and Exchange Commission

October 29, 2013

20%.  While these economic terms have been disclosed in Amendment No. 1, the potential milestone and royalty payments are too far in the future and too speculative for the Company to be substantially dependent on the AW Agreement at this time.  Furthermore, velusetrag is only one of many products that the Company is developing, so the AW Agreement does not represent “a continuing contract to sell a major part of the registrants’ products” as described in Item 601(b)(10)(ii)(B) of Regulation S-K.  Due to the substantial uncertainty of receipt of and the delay prior to receipt of the potential option, milestone and royalty payments, the limited geographic territory of the AW Agreement, and the single potential product covered by the AW Agreement, the Company respectfully submits that it is not substantially dependent on the AW Agreement and, accordingly, it does not have to file the agreement as an exhibit.

R-Pharm

Theravance has entered into two separate development and commercialization agreements with R-Pharm: one to develop and commercialize VIBATIV® and the other to develop and commercialize TD-1792 (collectively, the “R-Pharm Agreements”). Under each of the R-Pharm Agreements, the regions covered are limited to Russia, Ukraine, other member countries of the Commonwealth of Independent States, and Georgia — countries where VIBATIV® is not yet approved for sale. TD-1792 is not approved for sale, nor currently pending approval for sale, in any country or region in the world. The Company expects that the principal markets for VIBATIV® and, if approved, TD-1792 will be the United States and the European Union.  While the Company does not yet have a commercialization partner for VIBATIV® in the United States, the Company’s commercialization agreement for VIBATIV® for the European Union is with Clinigen Group plc, and such agreement has been filed as an exhibit to Amendment No. 1.

Theravance received $1.1 million in upfront payments for each R-Pharm Agreement, which amounts are not material in light of the Company’s 2012 operating expenses of nearly $140 million. Following the spin-off, the Company will be eligible to receive potential future contingent payments totaling up to $10 million for both agreements and royalties on net sales by R-Pharm in the limited territories covered by the R-Pharm Agreements.  A portion of the potential future contingent payments requires marketing authorization in the territory being achieved (noting as per above, that VIBATIV® is not yet approved for sale in the region and TD-1792 is not approved for sale, nor currently pending approval for sale, in any country or region in the world) and a portion of the potential future contingent payments are tied to achievement of various escalating commercial sales milestones.  The contingent future payments under the R-Pharm Agreements are not large enough, too far in the future and too speculative to be considered amounts on which the business of the Company is substantially dependent in light of the magnitude of the Company’s historical and expected operating expenses.  Furthermore, VIBATIV® and TD-1792 are only two of many products that the Company plans to develop and the sales territories for the R-Pharma Agreements do not represent the principal markets for VIBATIV® and TD-1792.  Thus, the R-Pharm Agreements do not represent “a continuing contract to sell a major part of the registrants’ products” as described in Item 601(b)(10)(ii)(B) of Regulation S-K.  Due to the size of the upfront payment, the size and conditionality of future payments, the limited geographic territories of the R-Pharm Agreements and the limited market potential for those territories, and the single product covered by each R-Pharm Agreement, the Company respectfully submits that it is not substantially dependent on either of the R-Pharm Agreements and, accordingly, it does not have to file the agreements as exhibits.

Securities and Exchange Commission

October 29, 2013

Hikma

Theravance entered into a commercialization agreement with Hikma whereby Hikma receives rights to commercialize telavancin (VIBATIV®) for the treatment of Gram-positive bacterial infections (the “Hikma Agreement”). The commercialization rights are limited to the Middle East and North Africa (“MENA”) region — regions where telavancin (VIBATIV®) is not yet approved for sale.  As stated above, the Company believes the principal markets for VIBATIV® will be the United States and the European Union, and the Company has filed as an exhibit to Amendment No. 1 the only VIBATIV® commercialization agreement it has with respect to those territories.  Theravance received a $0.5 million upfront payment in June 2013 under the Hikma Agreement and the Company will be eligible to receive contingent payments of up to $0.5 million related to the successful commercialization of telavancin.  The upfront and contingent future payments under the Hikma Agreement are not large enough, too far in the future and too speculative to be considered amounts on which the business of the Company is substantially dependent in light of the magnitude of the Company’s historical and expected operating expenses.  Furthermore, VIBATIV® is only one of many products that the Company plans to develop and the sales territory for the Hikma Agreement does not represent a principal market for telavancin.  Thus, the Hikma Agreement does not represent “a continuing contract to sell a major part of the registrants’ products” as described in Item 601(b)(10)(ii)(B) of Regulation S-K.  Due to the size of the upfront and contingent future payments, the limited geographic territory of the Hikma Agreement and the limited market potential for that territory, and the single product covered by the Hikma Agreement, the Company respectfully submits that it is not substantially dependent on the Hikma Agreement and, accordingly, it does not have to file the agreement as an exhibit.

Theravance Biopharma Respiratory Program, page 79

4.             We note the statement that positive top-line data was received from the Phase 2b study evaluating TD-4208.  Here and wherever else in the prospectus this disclosure appears, explain the basis for any positive conclusions regarding safety and pharmacokinetics.  Also, discuss any preliminary conclusions regarding efficacy endpoints and if these conclusions are positive, whether the results were also statistically significant.

In response to the Staff’s comment, the Company has revised its disclosure on pages 68 and 80 of Amendment No. 2.

Management’s Discussion and Analysis of Financial condition and Results of Operations Research and Development Expenses, page 83

5.             We acknowledge your response to comment 20.  Although we acknowledge that providing information for 38 to 62 individual active projects would be cumbersome and not necessarily meaningful to investors, we believe that you should provide additional information

Securities and Exchange Commission

October 29, 2013

as your current disclosures in the two paragraphs following the table on page 86 are not necessarily meaningful without the context of the overall effort/cost expended on the programs you identify.  We presume that the vast majority of the number of projects you identify are in discovery or early-stage research with the majority of the costs associated with your Phase 2 clinical trials.  As a result, please provide us proposed disclosure that aggregates the costs you track by program into reasonable categories and separately identifies your significant individual programs and reconcile their total to the appropriate line item presented in the table on page 86.  If you believe that such information should not be presented, please separately provide us a listing of the costs incurred for each of the 38 to 62 individual projects for each of the periods presented in your filing.

The Company acknowledges that its MD&A disclosures pertaining to Research and Development Expenses, particularly the two paragraphs following the table on page 86 in Amendment No. 1, could be more meaningful for the Company’s investors. On pages 87-88 of Amendment No. 2, the Company has enhanced many of its disclosures to more fully describe how the Company budgets and manages its research and development activities in the four categories shown in the table therein, in order to provide the Company’s investors with a better understanding of its activity through the eyes of its management pursuant to SEC Division of Corporation Finance Current Accounting and Disclosure Issues August 31, 2001. The Company has also added some expanded quantification of the major changes in the costs incurred in each affected R&D management category by period. For the convenience of the Staff, a copy of this revised disclosure is attached hereto as Exhibit A.

As noted in the Company’s response to Staff comment 20 (pursuant to the Company’s response letter submitted to the Staff on September 27, 2013), the Company does not budget, accumulate or manage R&D costs at the program level for any expense category other than “external costs.”  The Company respectfully continues to believe that disclosing only the external R&D costs incurred on the Company’s programs would not be useful for its investors as these external costs generally only represent less than half of the Company’s total R&D expense across all of its programs. Rather, the Company believes that such disclosures could potentially be misleading to its investors as there would generally be too little direct relationship between external program costs and total program costs.

* * * *

On behalf of the Company, we acknowledge your comments regarding requesting acceleration of the effective date of the pending registration statement and the Company will provide a written statement with the requested acknowledgements prior to or in connection with requesting acceleration.

* * * *

Securities and Exchange Commission

October 29, 2013

Please contact me at (650) 463-5353 if you have any questions about this submission.

Sincerely yours,

/s/ David T. Young
David T. Young
Gunderson Dettmer Stough
Villeneuve Franklin & Hachigian, LLP

cc:	Rick E Winningham
Chief Executive Officer
Theravance Biopharma, Inc.

Bradford J. Shafer, Esq.
Theravance, Inc.

Brooks Stough, Esq.
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Securities and Exchange Commission

October 29, 2013

Exhibit A

Research and Development Expenses

Our R&D expenses consist primarily of employee-related costs, external costs, and various allocable expenses. We budget total R&D expenses on an internal department level basis, we do not have program level reporting capabilities. We manage and report our R&D activities across the following four cost categories:

1)             Employee-related costs, which include salaries, wages and benefits;

2)             Stock-based compensation, which includes expenses associated with our stock option and other award plans;

3)             External costs, which include clinical trial related expenses, other contract research fees, consulting fees, and contract manufacturing fees, and

4)             Facilities and other, which include laboratory and office supplies, depreciation and other allocated expenses, which include general and administrative support functions, insurance and general supplies.

The following table summarizes our research and development expenses incurred during the periods presented:

	Year Ended December 31,		Change		Six Months Ended June 30,		Change
(in thousands, except percentages)	2011	2012	$	%	2012	2013	$	%
Employee-related costs	$34,437	$36,391	$1,954	6%	$19,066	$17,416	$(1,650)	(9)%
Stock-based compensation	12,696	13,192	496	4%	6,813	7,998	1,185	17%
External costs	30,439	42,980	12,541	41%	24,023	19,314	(4,709)	(20)%
Facilities and other expenses	21,278	21,432	154	1%	10,809	11,080	271	3%
Total research and development expenses	$98,850	$113,995	$15,145	15%	$60,711	$55,808	$(4,903)	(8)%

R&D expenses increased 15% to $114.0 million in 2012 from 2011. This increase was primarily due to an increase in external costs of $12.5 million, and to higher employee-related costs of $2.0 million related to increases in compensation and an increase in the number of employees. Substantially all of the increase in external costs was related to our clinical trial activities and regulatory consulting fees related to preparation activities for the VIBATIV® advisory committee. The key Phase 2 clinical trials we were conducting in 2012 were our Phase 2b studies in our program for opioid induced constipation with TD-1211 and two Phase 2 studies in our MARIN program with TD-9855. In 2011, our key Phase 2 clinical trials primarily consisted of initiating our Phase 2b studies in our TD-1211 program and our Phase 2 study in our LAMA program with TD-4208. Under certain of our collaborative arrangements we received partial reimbursement of external costs and employee-related costs, which have been reflected as a reduction of R&D expenses of $0.9 million in 2012 and $0.4 million in 2011.

Securities and Exchange Commission

October 29, 2013

R&D expenses decreased 8% to $55.8 million in the first six months of 2013 from the comparable period in 2012. The decrease in the first six months of 2013 was primarily due to lower external costs of $4.7 million. The key Phase 2 clinical trials we were conducting in the first six months of 2013 were our Phase 2 clinical studies in our MARIN program with TD-9855 and a Phase 2b study in our LAMA program with TD-4208. In the comparable period in 2012 our key Phase 2 clinical trials primarily consisted of our Phase 2b studies in our program for opioid induced constipation with TD-1211 and one Phase 2 study in our MARIN program with TD-9855. Under certain of our collaborative arrangements we received partial reimbursement of external costs and employee-related costs, which have been reflected as a reduction of R&D expenses of $3.9 million in the first six months of 2013 and nil in the first six months of 2012.